Exhibit 99.1

ATA Announces Entry into Preliminary Agreements for Acquisition of a Leading Chinese Service Provider of Overseas Art Education

Company Continues to Explore Strategic Acquisitions in Building a Global Education Service Platform

Beijing, China, April 9, 2019 — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a company focused on providing students with quality educational services in China and abroad, today announced that it entered into non-binding framework agreements (the “Framework Agreement”) and certain related conditional share purchase agreement and deposit agreement (collectively and together with the Framework Agreements, the “Preliminary Agreements”) with Beijing Huanqiuyimeng Education Consultation Corp. (“ACG”) and certain of its shareholders for a proposed acquisition of ACG.  ACG is a leading provider of educational services for students in China who are interested in applying for overseas art study.

ATA Exploring Potential Opportunities in International Education

Over the past year, ATA has continued to work toward its long-term goal of leveraging ATA’s expertise in assessment/education technologies and services, as well as industry relationships, to transform ATA into a leading international education service provider. The Company has been actively exploring merger and acquisition opportunities where ATA can create a unique value proposition for students and schools in China and abroad.

Management Commentary

Mr. Kevin Ma, ATA’s Chairman and CEO, stated, “Over the past few years, we have identified a significant opportunity to grow in certain strategic markets for domestic and international educational markets. The art education market is of particular interest due to rapidly growing interest in China and need for international education experience to enhance the learning capabilities of students.  The market has a low concentration, and we believe that ACG has a strong presence and is taking advantage of this opportunity to grow. ATA’s collaboration with ACG would provide considerable synergies in our core competencies as well as help to greatly enhance its market position.  In addition, we will also continue to explore and validate other potential areas of expansion where appropriate.”

Background on the International Art Education Market

Driven by increasing demand for more diverse international education opportunities by urban families in China, the overseas art education market is particularly attractive as a growing number of China-based students are seeking international education opportunities. China remains the world’s no. 1 source of international students and sends the largest number of students overseas for study. According to the Ministry of Education, 544,500 Chinese students pursued study abroad opportunities in 2016, more than triple the 179,800 students who sought overseas education in 2008.

ACG — A Leading Service Provider of Overseas Art Education in China (https://www.acgorg.net/)

With 22 direct campus locations covering 21 cities throughout China, ACG specializes in providing portfolio preparation courses, consultation of overseas art study application and other relevant services to students and young professionals who are interested in art and aiming at studying art abroad. In the past few years, ACG has been dedicated to creating an overall ecology in the field of international creative education and building a one-stop business line in order to upgrade and enhance the comprehensive commercial benefits of the Company. Utilizing its offline national sales network and online platform, ACG is expanding rapidly in the overseas art education market in China. By leveraging the synergies between ATA’s and ACG’s respective services, operational capabilities, markets, resources and competencies, ATA believes the management team of ACG will be in a better position to maintain its leadership position within the industry and accelerate the growth of its business.

Transaction Timeline

Under the terms of the Preliminary Agreements, ACG and its major shareholders, including its founder, will negotiate exclusively with ATA until June 30, 2019 for an acquisition of 100% of the share capital of ACG (the “Acquisition”), and in connection therewith, ATA will pay an aggregate deposit of RMB20 million to certain of ACG’s major shareholders. If the Acquisition is not completed by June 30, 2019 due to reasons contributable to ATA, then such major shareholders shall be entitled to retain the related deposit as damages. If the Acquisition is not completed by June 30, 2019 due to reasons contributable to ACG and/or such major shareholders, then the deposit shall be returned to ATA and ATA is entitled to damages in equivalent amount. The Company will provide additional detail on the Acquisition as it proceeds further in the due diligence process.

About ATA Inc.

ATA is focused on providing quality educational services for students in China. ATA aims to offer online, on-campus, and other education programs through a network of global education partners.  For more information, please visit ATA’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terms such as “believe,” “could,” “expect,” “future,” “look forward to,” “plan,” “should,” “will,” and similar terms. Examples of forward-looking statements in this press release include statements about ATA’s plan and efforts to transform itself into a leading international education service provider; ATA’s plans for mergers and acquisitions generally; ATA’s proposed acquisition of ACG and subsequent business activities and anticipated benefits; the anticipated benefits to ATA’s expansion efforts into the international education market; and the ability of ATA and ACG to cooperate effectively and to introduce offerings and build partnerships. These forward-looking statements involve known and unknown risks and uncertainties, are based on current expectations, assumptions, estimates, and projections by both ATA and ACG, and are subject to governmental approvals and other conditions. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. The Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Amy Tung, Chief Financial Officer	Carolyne Y. Sohn, Senior Associate
+86 10 6518 1122 x5518	415-568-2255
amytung@atai.net.cn	csohn@equityny.com

Katherine Yao, Senior Associate
+86 10 6587 6435
kyao@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com